HIGH TIDE INC.

(THE "COMPANY")

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

This report describes the matters voted upon and the outcome of the annual general and special meeting of shareholders of the Company held virtually on June 2, 2022 (the "Meeting"). The Meeting is described below and in greater detail in the management information circular of the Company dated April 19, 2022 (the "Circular"), a copy of which is available on SEDAR.

At the Meeting, there were 16,653,611 common shares of the Company (each a "Common Share") present or represented by proxy, carrying one vote per Common Share, and representing 27.29% of the issued and outstanding Common Shares entitled to vote at the Meeting.

Business

The following sets forth a brief description of each matter, which was voted upon at the Meeting, and the outcome of such vote:

1. Ernst & Young LLP was re-appointed as the auditor of the Company for the ensuing year and the directors of the Company were authorized to fix their remuneration. The results of such votes were as follows:

Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
14,342,073	86.12%	2,329,538	13.99%

2. The number of directors of the Company was fixed at five. The results of such votes were as follows:

Votes For	% of Votes For	Votes Against	% of Votes Against
14,308,193	85.92%	2,345,418	14.08%

3. Each director nominee proposed in the Circular was elected as a director to hold office until the close of the next annual meeting of shareholders or until the director's successor is elected or appointed or until they otherwise cease to hold office. The results of such votes were as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Harkirat (Raj) Grover	12,550,012	75.36%	4,103,599	24.64%
Christian Sinclair	12,624,252	75.80%	4,029,359	24.20%
Arthur Kwan	12,594,656	75.63%	4,058,955	24.37%
Nitin Kaushal	12,536,314	75.28%	4,117,297	24.72%
Andrea Elliott	12,555,406	75.39%	4,098,205	24.61%

4. Disinterested shareholders of the Company approved the adoption of the new 2022 fixed 20% equity incentive omnibus plan of the Company, details of such plan are more particularly described in the Circular. For this resolution, 10,175,020 Common Shares were eligible to vote. The results of such votes were as follows:

Votes For	% of Votes For	Votes Against	% of Votes Against
5,815,976	57.16%	4,359,044	42.84%

5. Disinterested shareholders the Company approved certain common share issuances to employees and consultants of Smoke Cartel Inc., a wholly owned subsidiary of the Company. For this resolution, 16,652,134 Common Shares were eligible to vote. The results of such votes were as follows:

Votes For	% of Votes For	Votes Against	% of Votes Against
12,462,658	74.84%	4,189,476	25.16%

DATED at Calgary, Alberta, as of the 3trd day of June 2022.

HIGH TIDE INC.

signed "Rahim Kanji"

Rahim Kanji
Chief Financial Officer